SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)
CABELTEL INTERNATIONAL CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
12681Y-10-6

(CUSIP Number)
R. Neil Crouch
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
214-750-5800
214-361-0964 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
November 5, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Basic Capital Management, Inc., FEI No. 75-2332719

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC/OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization Nevada

	7)	Sole Voting Power -0-

Number of

Shares	8)	Shared Voting Power -0-
Beneficially
Owned by

Each	9)	Sole Dispositive Power -0-
Reporting
Person

With	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) -0-%

14)	Type of Reporting Person (See Instructions) CO

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) International Health Products, Inc., FEI No. 75-2302531

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC/OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization U.S.

	7)	Sole Voting Power 9,970

Number of

Shares	8)	Shared Voting Power 9,970
Beneficially
Owned by

Each	9)	Sole Dispositive Power 9,970
Reporting
Person

With	10)	Shared Dispositive Power 9,970

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,970

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 1.01%

14)	Type of Reporting Person (See Instructions) CO

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TacCo Financial, Inc., FEI No. 75-2442090

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF/OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization Nevada

	7)	Sole Voting Power 228,726

Number of

Shares	8)	Shared Voting Power -0-
Beneficially
Owned by

Each	9)	Sole Dispositive Power 228,726
Reporting
Person

With	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 385,612

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 39.07%

14)	Type of Reporting Person (See Instructions) CO

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) JRG Investment Co., Inc., FEI No. 75-2383811

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF/OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization Nevada

	7)	Sole Voting Power 156,886

Number of

Shares	8)	Shared Voting Power -0-
Beneficially
Owned by

Each	9)	Sole Dispositive Power 156,886
Reporting
Person

With	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 156,886

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 15.9%

14)	Type of Reporting Person (See Instructions) CO

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gene E. Phillips

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC/OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization U.S.

	7)	Sole Voting Power -0-

Number of

Shares	8)	Shared Voting Power -0-
Beneficially
Owned by

Each	9)	Sole Dispositive Power -0-
Reporting
Person

With	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 0.0%

14)	Type of Reporting Person (See Instructions) IN

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Syntek West, Inc., FEI No. 75-1836450

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization Nevada

	7)	Sole Voting Power -0-

Number of

Shares	8)	Shared Voting Power -0-
Beneficially
Owned by

Each	9)	Sole Dispositive Power -0-
Reporting
Person

With	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) -0-

14)	Type of Reporting Person (See Instructions) CO

CUSIP No.	12681Y-10-6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) URC Energy LLC, FEI No. 20-5796583

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF/OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization Nevada

	7)	Sole Voting Power -0-

Number of

Shares	8)	Shared Voting Power -0-
Beneficially
Owned by

Each	9)	Sole Dispositive Power -0-
Reporting
Person

With	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) -0-

14)	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer
     This Amendment No. 10 to Statement on Schedule 13D (this “Amendment No. 10”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of CabelTel International Corporation, a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 9 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The CUSIP number of the Shares is 12681Y-10-6. The Shares are currently listed and traded on the American Stock Exchange, Inc.
     This Amendment No. 10 is being filed to add a matter under Item 6 below with respect to a Securities Purchase Agreement dated October 19, 2007 among the Issuer and certain of the Reporting Persons and others and the approval of same on November 5, 2007 by stockholders holding approximately 58% of the voting power. See Item 6 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:
     (a)-(c) and (f). This Amendment No. 10 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), International Health Products, Inc., a Nevada corporation (“IHPI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), JRG Investment Co., Inc., a Nevada corporation (“JRGIC”), which became a wholly-owned subsidiary of TFI effective for tax and accounting purposes at July 31, 2004 [see Item 6 below], and Gene E. Phillips, an individual. Although not yet a stockholder, the Amendment No. 10 adds URC Energy LLC, a Nevada limited liability company (“URCELLC”) and its sole member Syntek West, Inc., a Nevada corporation (“SWI”) 100% owned by Gene E. Phillips. All of BCM, IHPI, TFI, JRGIC, URCELLC, SWI and Gene E. Phillips are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by R Neil Crouch II who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Crouch consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. In the past, IHPI has generally made such investments with funds borrowed from BCM. TFI’s day-to-day operations are managed by the same personnel who manage IHPI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. TFI has generally made such investments with funds borrowed from BCM. Each of TFI and JRG has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. IHPI has its principal office at 1755 Wittington Place, Dallas, Texas 75234.
     URCELLC’s sole and managing member is SWI which is 100% owned by Gene E. Phillips. The directors and executive officers of SWI are Gene E. Phillips, Director, Chairman, President and Chief Executive Officer and R. Neil Crouch II, Director, Vice President, Treasurer and Secretary.

The principal executive offices are URCELLC, 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 and SWI, 1755 Wittington Place, Suite 340, Dallas, Texas 75234.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available as of November 5, 2007, the total number of issued and outstanding Shares is believed to be 986,969 Shares, and the Reporting Persons own and hold directly the following Shares as of June 1, 2006:

	No. of Shares	Approximate
Name	Owned Directly	Percent of Class
BCM	-0-	0.00%
IHPI	9,970	1.01%
TFI	228,726	23.17%
JRGIC	156,886	15.90%
Gene E. Phillips	-0-	0.00%
URCELLC	-0-	0.00%
SWI	-0-	0.00%

	395,582	40.08%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; each of the directors of TFI (and JRGIC) may be deemed to beneficially own the Shares held directly by TFI and JRGIC; and each of the directors of SWI may be deemed to beneficially own any Shares held by URCELLC and SWI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of November 5, 2007:

Name of Director or		No. of Shares	Approximate
Manager	Entity	Beneficially Owned	Percent of Class
Ryan T. Phillips	BCM	-0-	0.00%
Mickey Ned Phillips	BCM	-0-	0.00%
R. Neil Crouch II	IHPI, SWI and URCELLC	9,970	1.01%
J.T. Tackett	TFI and JRGIC	385,612	39.07%
E. Wayne Starr	TFI and JRGIC	385,612	39.07%
Gene E. Phillips	SWI and URCELLC	-0-	0.00%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		395,582	40.08%

     (b) Each of the directors of IHPI share voting and dispositive power over the 9,970 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 228,726 Shares held directly by TFI. Each of the directors of JRGIC share voting and dispositive power over the 156,886 Shares held by JRGIC.

     (c) During the sixty calendar days ended November 5, 2007, except for the transactions described in Item 6 below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.
     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the last paragraph thereof.
     The Issuer received and accepted a Subscription Agreement and Letter of Investment Intent from URCELLC for the purchase of 950,000 shares of Common Stock, par value $0.01 per share of the Issuer at a price of $3 per share (an aggregate of $2,850,000). In furtherance thereof, the Issuer and URCELLC entered into a Securities Purchase Agreement dated October 19, 2007 (the “Purchase Agreement”) covering the purchase by URCELLC of 950,000 of Common Stock of the Issuer at a price of $3 per share subject to approval by the current stockholders of the Issuer in accordance with the applicable requirements of Nevada law, the Securities and Exchange Commission and the American Stock Exchange LLC, for a vote (or written consent by the requisite number) to approve the transaction prior to the issuance of the shares of Common Stock which is subject to the listing requirements of the American Stock Exchange. On November 5, 2007, the Issuer received written consents in lieu of a meeting of stockholders from holders of an aggregate of 576,487 shares of Common Stock (approximately 58%) ratifying and approving the issuance by the Issuer of 950,000 shares of Common Stock at a purchase price of $3 per share ($2,850,000) to URCELLC. The 950,000 shares to be issued to URCELLC will then comprise, when issued, approximately 49% of the issued and outstanding Common Stock of the Issuer. The Issuer has prepared and will shortly be mailing to its stockholders an Information Statement pursuant to Section 14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”). The transaction resulting in the issuance of the 950,000 shares of Common Stock to URCELLC will not be consummated until at least 21 days after the date of mailing of such Information Statement to the other stockholders of the Issuer. Until such time, no certificates will be issued to URCELLC and no funds will be delivered by URCELLC to the Issuer in payment therefore.
     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.
Dated: November 26, 2007

BASIC CAPITAL MANAGEMENT, INC.		INTERNATIONAL HEALTH PRODUCTS, INC.

By:	/s/ Steven A. Abney Steven A. Abney, Executive Vice President and Chief Financial Officer	By:	/s/ R. Neil Crouch R. Neil Crouch II, President and Treasurer

TACCO FINANCIAL, INC.		JRG INVESTMENT CO., INC.

By:	/s/ R. Neil Crouch R. Neil Crouch II, Secretary	By:	/s/ R. Neil Crouch R. Neil Crouch II, Vice President and Secretary

URC ENERGY LLC

By:	/s/ R. Neil Crouch	/s/ Gene E. Phillips

	R. Neil Crouch II, Vice President	Gene E. Phillips

SYNTEK WEST, INC.

By:	/s/ R. Neil Crouch

R. Neil Crouch II, Vice President, Secretary and Treasurer